SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is an unofficial translation of the Company's report to the Israel Securities Authority relating to the approval by the Company's Board of Directors of a grant of options to purchase 54,000 ordinary shares of the Company to senior officers in the Company.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Eran Rotem
                                          ------------------
                                          Eran Rotem
                                          Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: November 19, 2009


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                                   TEFRON LTD.
                                 ("THE COMPANY")

November 16, 2009

      RE: IMMEDIATE REPORT CONCERNING NONMATERIAL AND REGULAR PRIVATE OFFER PURSUANT TO THE SECURITIES REGULATIONS (PRIVATE OFFER OF SECURITIES IN A
                         REGISTERED COMPANY), 5760-2000

1.   INTRODUCTION

     On November 15, 2009 the Company's Board approved a grant of 54,000 options (not listed for trading) (hereinafter jointly: "THE OPTIONS"), to purchase 54,000 ordinary shares having a nominal value of 10 NIS each of Tefron Ltd. (hereinafter: "THE COMPANY") to five senior officeholders in the Company, who are not interested parties in the Company and who shall not become interested parties in the Company following the private allocation (hereinafter: "THE OFFEREES" and "THE PRIVATE ALLOCATION" respectively), as follows:

                                                             AMOUNT OF OPTIONS
     NAME OF OFFEREE:         POSITION                            GRANTED

     Eran Rotem               Chief Financial Officer             12,000

     Amit Tal                 VP, Business Development            15,000

     Michael Bergman          VP, technology and Development       9,000

     David Filler             Manager of Macro Clothing Ltd.,
                              a subsidiary of the Company          9,000

     Meir Kupperschmidt       Hi-Tex Division Manager              9,000

     The allocation of the Options to the Offerees was effected in accordance with the option plan for employees, officeholders and advisers of the Company, which was adopted by the Company's Board in September 1997, and amended in January 2003 (hereinafter: "THE PLAN"), in accordance with the capital gains tax track under section 102 of the Income Tax Ordinance [New Version], 5721-1961.

     The Private Allocation is a private offer which is not a material or irregular private offer as defined in the Securities Regulations (Private Offer of Securities in a Registered Company), 5760-2000.


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2.   AMOUNT AND PERCENTAGE OF OFFERED SECURITIES

     The shares which shall be derived from the exercise of all the aforesaid Options (hereinafter: "THE EXERCISED SHARES") shall constitute approximately 2.5% of the Company's issued and outstanding shares and voting rights therein(1) and approximately 2.3% of the Company's issued and outstanding shares and voting rights therein on a fully-diluted basis(2).

3.   CONDITIONS OF THE OFFERED SECURITIES

     The following is a summary of the main conditions of the Options:

     3.1. The Options are being offered to the Offerees for no consideration.

     3.2. The exercise price for each option shall be the higher of: (a) 19.08 NIS, which is the closing price of the Company's share on the Tel Aviv Securities Exchange Ltd. (hereinafter: "THE STOCK EXCHANGE") on the Stock Exchange trading day on which the Company's Board's resolution concerning the Private Allocation was adopted; (b) the average closing price of the Company's shares on the Stock Exchange on ten trading days concluding on the day of the Board's resolution concerning the Private Allocation.

     3.3. Each Offeree's Options will vest over a three-year period (1/3 each year). The vesting period shall begin on the date on which the Offeree's employment at the company commenced (except with regard to one Offeree in respect of whom the vesting period shall begin on the date on which the Options were granted).

     3.4. For more information concerning the conditions of the Options, see section 4.8.5 of the periodic report for 2008 published by the Company on March 31, 2009 (reference number: 2009-01-076860), which is incorporated into this report by way of reference.

4.   THE CONSIDERATION

     The Options are being offered to the Offerees for no consideration. For further particulars concerning the exercise price for each option, see section 3.2 above.

5. AGREEMENTS CONCERNING THE ACQUISITION OR SALE OF COMPANY SECURITIES OR CONCERNING THE VOTING RIGHTS THEREIN

     To the best of the Company's knowledge, and following oral inquiries with the Offerees, there are no written or oral agreements between the Offerees and shareholders in the Company or between the Offerees themselves or between themselves and others, concerning the acquisition or sale of Company securities or concerning the voting rights therein.

                                                                      ----------

(1) Excluding 99,740 ordinary shares of the Company held by the Company's subsidiary, which were purchased by the subsidiary prior to the date on which the Companies Law came into force. In practice the subsidiary does not exercise its voting rights or its rights in the capital by virtue of its said shareholdings in the Company. Accordingly, the calculation was performed by excluding the subsidiary's holdings both from the rights in the capital and from the voting rights.

(2) See footnote 1 above, and assuming the exercise of all Options to employees capable of being exercised into 166,229 Company shares, which on the date of this report constitute all of the convertible securities or securities capable of being exercised into Company shares.


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6.   PREVENTION AND/OR RESTRICTION ON PERFORMING ACTIONS WITH THE OPTIONS AND
     THE EXERCISED SHARES

     The following is a summary of the main restrictions applying to the Offerees concerning the performance of actions in the Options and the Exercised Shares:

     6.1. Under the Plan, the Options are not assignable by an offeree, other than under a will or pursuant to the laws of inheritance, and during the offeree's lifetime the Options shall be exercisable exclusively by the offeree himself. In addition, the Plan stipulates that it shall not be possible to transfer title to, to register a lien over, or to transfer as security to any third party, the Options and during the offeree's lifetime all the rights to purchase shares under the Plan shall be exercised exclusively by the offeree.

     6.2. In addition, the Offerees shall be prevented from performing actions in the Options and in the Exercised Shares pursuant to the blocking provisions specified in section 102 of the Income Tax Ordinance [New Version], 5721-1961 pursuant to the capital gains tax track.

     6.3. Furthermore, pursuant to the provisions of the Securities Law, 5728-1968 (hereinafter: "THE LAW") and the Securities Regulations (Details with regard to Sections 15A to 15C of the Law), 5760-2000, as amended from time to time, the restrictions concerning the resale of shares deriving from the exercise of the Options shall apply to the Offerees pursuant to the provisions of sections 15C of the aforementioned Law and Securities Regulations, as amended from time to time, whereby an allocation to an offeree shall be deemed to be an allocation pursuant to section 15A(a)(1) of the Law.

7.   CONDITIONS PRECEDENT FOR THE PRIVATE ALLOCATION

     The allotment of the Options shall be subject to obtaining approval from the Stock Exchange for registering the Exercised Shares for trading.


                                                       YOURS SINCERELY,

                                                       ____________, _______

                                                       TEFRON LTD.


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